Form 51-102F3

MATERIAL CHANGE REPORT

Item 1   Name and Address of Company

Buffalo Gold Ltd. ("Buffalo" or the "Company")
24th Floor, 1111 West Georgia Street
Vancouver, BC V6E 4M3

Item 2   Date of Material Change

March 27, 2008

Item 3   News Release

A press release was issued on March 27, 2008, at Vancouver, B.C.

Item 4   Summary of Material Change

1. Buffalo has secured short-term financing through a convertible loan of CAD$1 million from Longview Capital Partners Incorporated.

2. James Walchuck has resigned from Buffalo's Board of Directors

Item 5   Full Description of Material Change

Buffalo has secured short-term financing through a convertible loan of CAD$1 million from Longview Capital Partners Incorporated (TSX: LV). This loan will provide Buffalo with funds to continue several critical steps to advance its Furtei operation in Sardinia:

- **Completion of a NI 43-101 technical report and resource update**
- **Completion of underground mine plan and development scenario**
- **Exploration, infill and metallurgical drill programs**

Buffalo has recently made its first shipment of gold and copper concentrate for sale to MRI Trading Ag per the contract announced in February (see Buffalo News Release from February 18th 2008) but the Company will not see significant revenue from the concentrate sales until at least the end of April.

The CAD$1 million convertible loan has an annual interest rate of 8% and a term of six months. The loan is convertible at Longview's option into Buffalo units at $0.50 per unit with each unit comprising one common share and one share purchase warrant exercisable at $0.60 for a term of six months. Buffalo may demand that Longview convert the loan if the loan is still outstanding after four months. Buffalo will pay Longview a bonus of 20%, with payment being made in Buffalo common shares. The loan will be secured by part of Buffalo's holding of Kinbauri Gold Corp. shares with a market value of $2.5 million. Longview is a shareholder of Buffalo and has a director in common with Buffalo. The loan is subject to TSX Venture Exchange approval.

The Company further announces that James Walchuck has resigned from Buffalo's Board of Directors due to other work commitments. The Board wishes to thank Jim for his contributions over the years and wishes him luck in all future endeavours.

Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7   **Omitted Information**

Not applicable.

Item 8   **Executive Officer**

Brian McEwen, President & CEO at (604) 685-5492

Item 9   **Date of Report**

March 27, 2008